SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) December 29, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 1.01. Entry into a Material Definitive Agreement.

The Company is filing various amendments to employment agreements that have been executed by the Company and Messrs. Steven R. Williams the CEO, Thomas E. Riley, the President, Eric R. Stearns, the Executive Vice President of Exploration and Production, and Darwin L. Stump, the CFO. The amendments are to revoke the existing stock redemption agreements and life insurance coverage with each executive and are filed as exhibits 99.1.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1	Amendment to Employment Agreement Dated March 7, 2003 between Petroleum Development Corporation and Steven R. Williams
99.2	Amendment to Employment Agreement Dated December 26, 2005 between Petroleum Development Corporation and Thomas E. Riley
99.3	Amendment to Employment Agreement Dated December 26, 2005 between Petroleum Development Corporation and Eric R. Stearns
99.4	Amendment to Employment Agreement Dated December 26, 2005 between Petroleum Development Corporation and Darwin L. Stump

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

By   /s/ Darwin L. Stump
        Darwin L. Stump

        Date January 4, 2006